

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2024

John W. Gamble, Jr
Chief Financial Officer
Equifax Inc.
1550 Peachtree Street, N.W.
Atlanta, GA 30309

> **Re: Equifax Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-06605**

Dear John W. Gamble Jr:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John Kelly